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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

                                  RISK FACTORS

      Before you invest in our securities, you should be aware that they are subject to various risks. We have described below the risks that we consider material. You should consider carefully these risk factors together with all of the other information included in this Annual Report on Form 10-K and the other documents we file with the Securities and Exchange Commission. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, and you may lose all or part of your investment.

IF FLUCTUATIONS IN NATURAL GAS AND OIL PRICES CAUSE THE NUMBER OF NATURAL GAS AND OIL WELLS BEING DRILLED IN THE UNITED STATES AND GLOBALLY TO DECREASE, DEMAND FOR OUR PRODUCTS COULD ALSO DECREASE, WHICH WOULD CAUSE OUR EARNINGS TO BE REDUCED.

      Our energy products, which consist primarily of oil country tubular goods, or OCTG, constitute substantially all of our sales. Demand for our products depends primarily upon the worldwide number of natural gas and oil wells being drilled, completed and re-worked as well as the depth and drilling conditions of these wells. The level of these activities is primarily dependent on current and anticipated natural gas and oil prices, which are volatile. Many factors, such as the supply and demand for natural gas and oil, general economic conditions, political instability or armed conflict in worldwide natural gas and oil producing regions and global weather patterns affect these prices.

THE COST OF STEEL COIL AND SCRAP MAY RISE TO A LEVEL WHERE WE ARE NOT ABLE TO OFFSET OUR INCREASED COSTS WITH PRICE INCREASES, WHICH WOULD REDUCE OUR GROSS MARGIN.

      The price and availability of steel coils and scrap that we use in our manufacturing processes are highly competitive and volatile. Purchased steel, in the form of hot-rolled coils and steel scrap, represents the largest portion of our cost of goods sold. Various factors, most of which are beyond our control, affect the price and availability of steel coils and scrap. These factors include:

      -     supply and demand factors;

      -     freight costs and transportation availability;

      -     inventory levels of brokers and distributors;

      -     the level of imports and exports; and

      -     general economic conditions.

      The cost of steel scrap and hot-rolled coils increased significantly in 2004 for various reasons. Strong U.S. and international economic growth, led by China, significantly increased demand for steel scrap. Demand by foreign countries and the fall in the value of the U.S. dollar resulted in historically high levels of U.S. exports of steel scrap. In addition, export restrictions placed on steel scrap by certain foreign countries has affected worldwide supply.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

      The increase in steel scrap costs also contributed to an increase in the cost of hot-rolled coil used in the manufacture of our welded tubular products. Steel coils are similarly in high demand as a result of strong global economic growth. U.S. supply has also been affected due to the relatively low level of imports, which has occurred for several reasons, including, the low value of the U.S. dollar relative to certain foreign currencies and the high cost of ocean freight transportation. In addition, there are steel industry specific factors that affect the cost of steel coils such as rising costs of raw materials for integrated steel companies.

      We may attempt to increase the price of our finished products in response to future increases in steel coil and scrap costs. However, increases in the prices of our products may not fully compensate for such purchased steel coil and scrap price increases. As a result, we may be unable to fully recover future increases in purchased steel prices, and our earnings may be reduced or we may have to curtail or suspend operations for an unknown period of time. Furthermore, we compete against manufacturers that may be able to purchase or produce their steel requirements at costs lower than ours, which may limit our ability to compete on the basis of price.

DEMAND FOR STEEL COILS AND SCRAP MAY INCREASE TO A LEVEL WHERE WE MAY BE UNABLE TO OBTAIN SUFFICIENT SUPPLIES OF RAW MATERIALS TO MEET OUR CUSTOMER DEMAND, WHICH WOULD REDUCE OUR SALES AND GROSS REVENUES

      The worldwide demand for steel coils and scrap has increased significantly for various reasons. Strong U.S. and international economic growth, led by China, has significantly increased demand for steel coils and scrap. Also, demand by foreign countries and the value of the U.S. dollar relative to certain foreign currencies has resulted in increased U.S. exports of steel products and a decline in imports.

      If the supply of steel coils and scrap were to decrease and/or the demand were to increase, we may be unable to obtain enough raw materials to meet customer demand. If this were to occur, we may be required to curtail or suspend operations for an unknown period of time.

HIGH LEVELS OF IMPORTS OF OCTG AND LINE PIPE PRODUCTS INTO THE UNITED STATES WOULD REDUCE THE DEMAND FOR OUR PRODUCTS AND COULD CAUSE US TO LOWER PRICES FOR OUR PRODUCTS, BOTH OF WHICH WOULD DECREASE OUR EARNINGS.

      High levels of imports of OCTG and line pipe products reduce the volume sold by domestic producers and tend to suppress selling prices, both of which would result in decreased earnings for our business. We believe that import levels are affected by, among other things:

      -     currency exchange rates;

      - overall world demand for oil country tubular goods and line pipe products;

      -     freight costs and availability;

      -     the trade practices of foreign governments and producers; and

      - the presence or absence of antidumping, countervailing duty or other U.S. government orders that raise the cost or impose limits on imports.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

      Antidumping and countervailing duty orders could be modified or revoked. These orders, which impose special duties designed to offset unfair pricing and foreign government subsidization, are subject to annual administrative reviews that may be requested by various foreign and domestic parties and may be revoked as a result of periodic "sunset reviews." An individual exporter may also obtain revocation applicable only to itself under certain circumstances.

      We cannot predict the U.S. government's future actions regarding duties, tariffs or any other trade restrictions on imports of OCTG and line pipe products.

IF INDUSTRY-WIDE OCTG INVENTORY LEVELS ARE HIGH, CUSTOMERS MAY DRAW FROM INVENTORY RATHER THAN PURCHASE NEW PRODUCTS, WHICH WOULD REDUCE OUR SALES AND EARNINGS.

      Above-normal industry inventory levels and upward fluctuations in months of supply of inventory, which defines the level of inventory in terms of current market demand, have had in prior periods, and may have in the future, an adverse impact on our earnings. High industry-wide inventory levels of OCTG products reduce the demand for production of OCTG products because customers can draw from inventory rather than purchase new products. This reduction in demand could result in a corresponding reduction in prices and sales, both of which could contribute to a decrease in earnings. Industry-wide inventory levels of OCTG products can change significantly from period to period.

WE DEPEND ON A FEW SUPPLIERS FOR A SIGNIFICANT PORTION OF OUR STEEL. A LOSS OF ONE OR MORE OF THESE SUPPLIERS COULD IMPAIR OUR ABILITY TO MANUFACTURE OUR PRODUCTS OR CAUSE US TO BUY OUR STEEL ON LESS ADVANTAGEOUS TERMS, BOTH OF WHICH MAY RESULT IN THE LOSS OF SALES OR REDUCE OUR GROSS MARGINS.

      A loss of any of our major suppliers or interruption of production at one or more of our major suppliers could require us to purchase steel from alternative suppliers on less advantageous terms. Moreover, we may be unable to secure alternative sources. At our welded operations, we depend primarily on three suppliers for all of our steel coils with one supplier accounting for the majority of our purchases.

ENERGY SHORTAGES COULD RESULT IN PRODUCTION STOPPAGES WHICH COULD REDUCE OUR SALES AND EARNINGS.

      Prolonged blackouts or brownouts could substantially disrupt our production, which would result in delays in shipments or loss of sales, either of which would reduce our operating profits. For example, our melt shop operation at Koppel consumes large amounts of electricity, and the successful operation of our production facilities depends on an uninterrupted power supply. We currently have a contract to purchase electricity from a utility company located near our Koppel facility, which provides for unlimited power demand and discounted rates in return for the utility's right to periodically curtail service during periods of peak demand. We do not maintain power supply contracts with alternative power suppliers.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

IF WE LOSE ONE OR MORE SIGNIFICANT DISTRIBUTORS, WE MAY NOT BE ABLE TO REPLACE THE SALES FROM THOSE RELATIONSHIPS, WHICH COULD REDUCE OUR SALES AND GROSS MARGINS.

      The loss of any significant distributor could result in a decline in our sales and earnings. In 2004, our top three distributors accounted for approximately 55% of our net sales. Our distributors are not bound to us by exclusive distribution contracts and may offer products and services that compete with our products and services.

INCREASED COSTS AS A RESULT OF WORK STOPPAGES AND OTHER LABOR PROBLEMS WOULD DECREASE OUR GROSS MARGINS.

      Failure to renew any of our collective bargaining agreements could impair our ability to manufacture our products and result in increased costs and/or decreased sales and earnings. These collective bargaining agreements may not be renewed upon expiration, and new collective bargaining agreements may not be established on terms acceptable to us. As of December 31, 2004, we had approximately 1,174 employees, including approximately 963 hourly employees. Substantially all of our hourly employees are represented by the United Steelworkers of America. The collective bargaining agreements generally cover wages, health care benefits, retirement plans, seniority, job classes and work rules.

      The collective bargaining agreement covering employees at our Newport, Erlanger and Koppel operations expire in April 2005, May 2006 and May 2007, respectively.

THERE MAY BE ADDITIONAL CHARGES RELATED TO THE RESTRUCTURING OF OUR OPERATIONS AND RELATED ASSET SALES WHICH WOULD DECREASE OUR EARNINGS.

      In each of the last three years, we recorded restructuring charges, including asset impairment losses, as a result of our decision to discontinue manufacturing steel and hot rolled coils at our welded tubular facility and to exit the special bar quality products business. If we underestimated the costs of this restructuring, primarily the costs to terminate operating contracts and environmental remediation costs, we may be required to record additional restructuring charges, which would decrease our earnings. In addition, if we cannot find a buyer for the machinery and equipment at the appraised values used in estimating the restructuring charges, additional restructuring charges would be required.

THE USE OF OUR PRODUCTS BY OUR CUSTOMERS INVOLVES RISKS THAT EXPOSE US TO POTENTIAL PRODUCT LIABILITY LOSSES FOR INJURIES AND DAMAGE RESULTING FROM THE USE OF OUR PRODUCTS.

      The drilling for, and transmission of, natural gas and oil involves a variety of risks, including well failures, line pipe leaks and fires. As a result, losses, including loss of life, personal injury, property damage, pollution, and loss of production or suspension of operations, may result or be alleged to result from defects in our products, subjecting us to claims for damages. We maintain insurance coverage against potential product liability claims in amounts we believe to be adequate. However, we may incur product liability losses in excess of our insurance coverage, incur other uninsured costs, or we may not be able to maintain insurance coverage at adequate levels or acceptable costs in the future.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

IF WE LACK FUNDING TO MAKE ONGOING CAPITAL INVESTMENTS IN OUR BUSINESS, WE MAY BE UNABLE TO FURTHER DEVELOP OUR BUSINESS OR COMPETE EFFECTIVELY.

      We may not have sufficient internally generated cash or acceptable external financing to make necessary capital expenditures in the future. If funding is insufficient, we may be unable to continue the development of or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. We operate in an industry that requires substantial capital investment. In order to remain competitive, we must maintain our facilities, comply with environmental and other legal requirements, and periodically upgrade for technological improvements. We believe our foreign and domestic competitors will continue to invest heavily in their facilities in order to achieve increased production efficiencies and improve product quality.

SOME OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER ASSETS, GREATER ACCESS TO FINANCIAL RESOURCES AND LARGER SALES ORGANIZATIONS THAN WE DO, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES.

      We may not be able to compete successfully in the future. Our ability to compete depends on high product performance, short lead-time and timely delivery, competitive pricing and superior customer service and support. We operate in a highly competitive industry, and some of our competitors are larger and have greater financial and marketing resources and business diversification than us. These companies may be better able than us to successfully endure downturns in the energy sector. The oil country tubular products market is commodity-based in nature and, as a result, product pricing is particularly competitive.

COMPLIANCE WITH AND CHANGES IN VARIOUS GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS APPLICABLE TO OUR BUSINESS MAY REQUIRE US TO TAKE ACTIONS THAT WILL INCREASE OUR COSTS AND CAPITAL EXPENDITURE REQUIREMENTS.

      New governmental laws and regulations may be enacted that would require us to make significant capital expenditures and result in decreased earnings. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, may also require us to make significant additional expenditures, which would result in decreased earnings or an increase in capital spending requirements. Our business is subject to numerous federal, state, and local laws and regulations, including regulations with respect to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation. Accordingly, the ultimate cost of compliance with these requirements or their effect on our operations could significantly exceed our expectations.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

IF WE ARE UNABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS OR OBTAIN EXTERNAL FINANCING TO COVER FIXED CHARGES, WE MAY NOT BE ABLE TO MEET OUR WORKING CAPITAL REQUIREMENTS OR PAY THE PRINCIPAL OR INTEREST DUE ON ANY FUTURE BORROWINGS.

      In two of our last three fiscal years, our earnings have been insufficient to cover our fixed charges. If we are unable to generate sufficient cash from operations to cover our fixed charges and other cash requirements in the future, we will be required to use the availability under our working capital facility or obtain additional external financing. If this were to occur, we may not have sufficient availability under our working capital facility or we may have difficulty in obtaining additional external financing.

OUR REVOLVING CREDIT FACILITY CONTAINS RESTRICTIVE COVENANTS THAT COULD LIMIT OUR ABILITY TO OPERATE OUR BUSINESS IN THE MOST EFFICIENT MANNER.

      Restrictive covenants in our revolving credit facility may place us at a competitive disadvantage in relation to our competitors and failure to comply with these covenants could require us to repay our borrowings before their due dates or limit our borrowing under the facility. These restrictive covenants, among other things, limit our ability to:

      -     incur additional indebtedness;

      -     pay dividends or distributions;

      -     make investments;

      -     create liens;

      -     engage in transactions with affiliates;

      -     dispose of assets;

      -     issue or sell stock of our subsidiaries; and

      - engage in mergers, consolidations and transfers of substantially all of our assets.

OUR FORMER USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT AUDITOR MAY REDUCE THE TRADING VOLUME OR MARKET PRICES FOR OUR SECURITIES AND WILL LIMIT YOUR ABILITY TO SEEK POTENTIAL RECOVERIES FROM THEM RELATED TO THEIR WORK.

      On May 14, 2002, we terminated the engagement of Arthur Andersen LLP ("Andersen"), our former independent auditors, and appointed Deloitte & Touche LLP to serve as our independent auditors. On June 15, 2002, Andersen was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Andersen.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

      SEC rules require us to present our audited financial statements in various SEC filings, along with Andersen's consent to our inclusion of its audit report in those filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Andersen in certain circumstances. We were unable to obtain, after reasonable efforts, the written consent of Andersen to our naming it as an expert and as having audited the consolidated financial statements incorporated by reference into the prospectus we filed with the shelf registration that was declared effective in September 2002. These factors could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business.

OUR FEDERAL TAX NET OPERATING LOSS CARRYFORWARDS COULD BE LIMITED OR LOST, RESULTING IN GREATER INCOME TAX EXPENSE, IF WE, OR THE CONSOLIDATED GROUP WITH WHOM WE FILE TAX RETURNS, EXPERIENCES AN OWNERSHIP CHANGE OF MORE THAN 50 PERCENTAGE POINTS.

      Since our common stock is publicly traded, future trading or other sales of shares of our common stock may result in an ownership change that could limit the availability of our net operating loss carryforwards and thereby increase our future income tax expense. Our ability to use these net operating loss carryforwards to reduce taxable income is dependent upon us not experiencing an ownership change of more than 50 percentage points under rules contained in the United States Internal Revenue Code. We had federal income tax net operating loss carryforwards of approximately $87 million at December 31, 2004 that, if not utilized to reduce our taxable income, will expire beginning in 2018.

PROVISIONS IN OUR CHARTER DOCUMENTS AND KENTUCKY LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF NS GROUP, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

      The existence of some provisions in our corporate documents and Kentucky law could delay or prevent a change in control of NS Group. Our articles of incorporation and bylaws contain provisions that may make acquiring control of NS Group difficult, including:

      - provisions limiting the right to call special meetings of our shareholders;

      - provisions regulating the ability of our shareholders to bring matters for action at annual meetings of our shareholders; and

      -     the authorization to issue and set the terms of preferred stock.

      We also have a shareholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in NS Group without advance approval of our board of directors.

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NS GROUP, INC.        DECEMBER 31, 2004        FORM 10-K        EXHIBIT 99.1

VOLATILITY IN THE PRICE OF OUR COMMON STOCK COULD RESULT IN A LOWER TRADING PRICE THAN YOU PAID.

      The market price of our common stock may be adversely affected by factors such as actual or anticipated fluctuations in our operating results, changes in the energy industry or in the economy in general, changes in financial estimates by securities analysts, general market conditions and other factors. Broad market fluctuations may adversely affect the market price of our common stock. Therefore, the market price of our common stock may decline below the price you paid.

OUR ABILITY TO PAY PRINCIPAL, INTEREST AND/OR DIVIDENDS ON OFFERED SECURITIES IS LIMITED.

      We are a holding company, with our principal assets consisting of the stock of our subsidiaries. Our ability to pay principal and interest on any debt securities or dividends on any preferred or common stock depends significantly the cash flows of our subsidiaries. Furthermore, we have not paid any dividends on our common stock since 1992, and we do not anticipate paying dividends on our common stock at any time in the foreseeable future. As a result, any positive return on your investment in our common stock will depend upon appreciation in the market price of the common stock.

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